A28

08001695

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Seven Bank Ltd.

*CURRENT ADDRESS 6-1, Marunouchi 1-chome
Chiyoda-ku, Tokyo 100-0005
Japan

**FORMER NAME

**NEW ADDRESS

PROCESSED
APR 17 2008
THOMSON
FINANCIAL

FILE NO. 82- 35772 FISCAL YEAR 3/31/06

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) [ ] AR/S (ANNUAL REPORT) [✓]

12G32BR (REINSTATEMENT) [ ] SUPPL (OTHER) [ ]

DEF 14A (PROXY) [ ]

OICF/BY: [signature]

DAT : 4/15/08

082-35772

Exhibit B-10

3-31-06
AR/S

Financial Results for the Fiscal Year ended March 31, 2006 (Unconsolidated)

May 8, 2006

Company Name; Seven Bank Ltd. (Previous Name: IY Bank Co., Ltd.)

(URL http://www.sevenbank.co.jp/) **Location of Head Office**: Tokyo

For Inquiries Title: Director and General Manager of Planning Division Name: Isamu Hirai **Phone**: 03-3211-3041

Board of Directors Meeting for Financial Closing: May 8, 2006 **Interim Dividend System:** Yes

Ordinary General Meeting of Shareholders(scheduled): June 16, 2006 **Odd Stock System:** No

1. Financial Highlight for Fiscal 2005 (From April 1, 2005 to March 31,2006)

(1) Operating Results

(Note) Amounts less than one million yen are rounded down.

	Ordinary Income	Ordinary Profit
	million Yen %	million Yen %
FY 2005	64,612 (34.7)	19,409 (92.6)
FY 2004	47,967 (64.7)	10,075 (231.9)

	Net Income	Net Income per Share
	million Yen %	Yen
FY 2005	10,590(△2.3)	8,680.89
FY 2004	10,843(115.6)	8,888.51

(Note) ① Average Outstanding Shares: Fiscal 2005; 1,220,000 shares, Fiscal 2004; 1,220,000 shares
② Changes in Accounting Method: Yes
③ %: Changes from the corresponding period of the previous year

(2) Cash Dividends for Shareholders

	Annual Cash Dividends per Share
	¥
Fiscal 2005	0 00
Fiscal 2004	0 00

(3) Financial Position

	Total Assets	Net Assets	Capital Ratio	Net Assets per Share	Unconsolidated Capital Adequacy Ratio (Domestic Standard)
	¥ million	¥ million	%	¥	%
Fiscal 2005	361,338	67,080	18.5	54,984	233.56 *
Fiscal 2004	313,305	56,508	18.0	46,318	182.39

* Preliminary

(Note) Year-end Outstanding Shares: Fiscal 2005; 1,220,000 shares, Fiscal 2004; 1,220,000 shares

2. Earnings Estimate for Fiscal 2006 (for the fiscal year ending March 31, 2007)

	Ordinary Income	Ordinary Profit	Net Income	Annual Cash Dividends per Share: Year end	
	¥ million	¥million	¥million	¥	¥
Full year	74,100	19,900	10,400	0 00	0 00

(Reference) Earnings Estimate for Fiscal 2006 per Share (Full year): ¥ 8,524.59 (Calculated by dividing the Net Income Estimate for Fiscal 2006 by the Year-end Outstanding Shares.)

※The above Earnings Estimate has been made by our Company's judgment based on information available at the time of such judgment. Actual performance may vary from estimated figures hereafter according to various factors. Further information regarding the premises of the above estimate and other related matters is included on page 6.

I.Outline of Management

1. Company Profile

Our company was established on April 10, 2001 by Ito-Yokado Co., Ltd., and Seven-Eleven Japan Co., Ltd., and commenced business on the 7th of May of the same year.

At present, we are engaged in (i) "ATM business" which provides user-friendly cash deposit and withdrawal services to customers from a large number of corresponding financial institutions including banks, shinkin banks, credit unions, labor banks, JA Banks, JF Marine Banks, Japan Postal Service, securities firms, life insurance companies, credit card companies, etc., through our nationwide network of ATMs installed in convenience stores of Seven & i HLDGS (Note 1) consisting of Seven-Eleven Japan Co., Ltd., Ito-Yokado Co., Ltd., etc., and (ii) "financial service business" which provides familiar and convenient integrated services of "remote banking" (the generic name of "Internet banking" through personal computers, "mobile banking" through mobile phones and "telephone banking" through telephones) with account holders of Seven Bank, Ltd (the Bank).

(Note 1) Seven & i Holdings Co., Ltd., (established on September 1, 2005) is the holding company established through joint stock transfer by 3 companies, namely Seven-Eleven Japan Co., Ltd., Ito-Yokado Co., Ltd., and Denny's Japan Co., Ltd., and is represented as Seven & i HLDGS together with other companies under Seven & i Holdings.

2. Management Policy

(1) Management Philosophy

1. Respond properly to customer needs, aiming to be a Bank trusted by customers,
2. Every employee speedily takes in the fruits of technical innovation and works on self-innovation,
3. Contribute to the steadiness and development of financial systems of Japan through providing a safe and effective infrastructure of settlement.

(2) Basic Management Policy

Our company will make every effort in providing banking services serving as "wallets" united closely with the lives of our customers in a safe, reliable and speedy manner by constructing an ATM network which can be used 24 hours a day 365 days a year through our infrastructure covering more than 11,000 stores installed at each related company under Seven & i HLDGS such as Seven-Eleven Japan Co., Ltd.

At the same time, we will realize services based on the idea of co-existence and co-prosperity through contributing to an enhancement of services and business efficiency by providing our ATM network of high user-friendliness with other financial institutions.

Furthermore, we will exert ourselves so our stores can be used by wider segments of customers by positively providing financial services which will satisfy the needs of the customers of each related company under Seven & i HLDGS, thereby creating a synergy effect of an enhancement of profit-making strength of Seven & i HLDGS.

(3) Medium-to-Long Term Management Strategy

In the ATM business, we will concentrate our efforts on continuing an expansion of set-up areas by tie-ups with regional financial institutions by focusing on areas where each related company under Seven & I HLDGS has installed its stores, as well as raising a degree of set-up density in already set-up areas. In order to enhance customer convenience and safety of our ATM network, we will more positively tackle the quality improvement of ATM services by strengthening systems for steady operation and security measures so we can fulfill our social mission in a reliable and steady manner.

We will also challenge ourselves to construct new business models thereby establishing a more stable profit-making foundation by expanding our individual-oriented financial services derived from our business infrastructure and customer base under Seven & i HLDGS through such measures as intermediating and agent service at manned stores which started in full scale from FY 2005.

3. Performance and Financial Data

(1) ATM Business

1. Tie-Ups and Regional Development

Our ATMs are available to more customers as a result of new tie-ups with Shinginkou Tokyo, The Miyazaki Bank, Ltd., Japan Net Bank, Ltd., The Nagano Bank, Ltd. (April 2005), The Saikyo Bank, Ltd., The Keiyo Bank, Ltd. (May 2005), The Miyazaki Taiyo Bank, Ltd. (June 2005), The Bank of Saga Ltd., The Saga Kyoei Bank, Ltd. (November 2005), The Hyakugo Bank, Ltd. (December 2005), The Minato Bank, Ltd., The Yamanashi Chuo Bank, Ltd. (January 2006), The 77 Bank, Ltd., The Taiko Bank, Ltd. (March 2006).

We also started tie-ups with JA Bank and JF Marine Bank (November 2005) and positively expanded ATM tie-ups with segments of industries other than banks including shinkin banks, credit unions, securities firms, life insurance companies, credit card companies, consumer credit companies and consumer finance companies.

As a result, our tie-up companies increased by 44 companies, namely 13 banks [Note 1], 14 shinkin banks [Note 2], 5 credit unions, JA Bank [Note 3], JA Marine Bank [Note 3], 3 securities companies, 1 life insurance company and 6 other financial institutions [Note 4], for a total of 513 tie-up companies as of the end of March 2006.

In addition to increase in the tie-up companies, our ATM service started in Miyazaki Pref. (April 2005), Yamanashi Pref. (August 2005), Gifu and Saga Pref. (November 2005), Mie Pref. (February 2006), Miyagi Pref. (March 2006), thereby our ATM service is now available in 30 prefectures as of March 2006, namely Tokyo, Shizuoka, Saitama, Osaka, Hyogo, Kanagawa, Chiba, Tochigi, Aichi, Kyoto, Nagano, Shiga, Fukuoka, Ibaraki, Hiroshima, Fukushima, Niigata, Kumamoto, Yamagata, Hokkaido, Yamaguchi, Gunma, Nagasaki, Okayama, Miyazaki, Yamanashi, Gifu, Saga, Mie and Miyagi prefectures (according to chronological order of installation).

As the result of expanding the set-up areas as well as raising set-up density in the already set-up areas, the number of ATMs installed increased by 1,503 units for a total of 11,484 units as of the end of March 2006 up from 9,981 units as of the end of March 2005.

(Note1) Although the number of new tie-up banks is 14, the increase number is 13 due to the merger of The UFJ Bank, Ltd., and The Bank of Tokyo-Mitsubishi, Ltd., forming the Bank of Tokyo-Mitsubishi UFJ, Ltd., as of January 1, 2006.

(Note2) The number of tie-up shinkin banks is 241 as of the end of March 2005. The same number changed to 255 as of the end of March 2006 due to additional tie-ups and mergers between shinkin banks.

(Note3) JA Bank and JF Marine Bank are treated as one separate segment of industry.

(Note4) The number of new tie-ups of other financial institutions is 7. However, the number of increase is 6 due to the merger of UC Card Co., Ltd., and Credit Saison Co., Ltd.

2. Utilization of ATM

In addition to withdrawals, deposits, transfers and balance inquiries by our cashcards, our ATMs provide withdrawal, balance inquiry, etc. service with cashcards issued by each of the tie-up financial institutions and city banks of BANCS members. (The available services by using cashcards etc., of other financial institutions, available time frame, fees, etc., are fixed by the respective financial institutions.) In the respective fiscal year, we continued to make efforts to increase the tie-up companies, expand the set-up area and increase the number of installed units aiming for "Everybody's ATMs" which are available "Anytime", "Anywhere" by "Anyone" and "with Security." At the same time, in order for customers to recognize our ATMs as early as possible in newly set-up areas as well as to be more familiar with the cards and details of services available in already set-up areas, we have been engaged in active advertising activities appropriate to each area by working with Seven & i HLDGS and tie-up companies. Thanks to these activities, the number of transaction of our ATMs increased with a speed beyond our expectations, thereby resulting in a monthly average of more than 1 million transactions in December 2005 and March 2006. Accordingly, the average number of daily transaction per ATM and the total number of transaction during the fiscal year reached 88 cases and 342 million cases respectively.

(2) Financial Service Business

We provide ordinary deposits and time deposits with our primary focus being on individual customers. As of the end of March 2006, we held 349 thousand accounts with a deposit balance of 181.7 billion yen, of which the number individual customer accounts and the balance of deposit was 331 thousand and 52.0 billion yen respectively. These figures show that both of the number of accounts and the deposit balance are steadily increasing in line with our individual-customer-oriented direction. The balance of time deposits of which business we started as of March 20, 2006 amounted to 2.3 billion yen.

"Everyone's Bank Teller Window" installed in manned branches as antenna stores within Ito-Yokado in April 2005 expanded now to 5 stores (Soga, Yachiyo, Kawaguchi, Kasai and Kameari) as of the end of March 2006, and our representative office within Ito-Yokado Kawaguchi store started banking agency service for Sumitomo Mitsui Banking Corporation as of March 2, 2006.

(3) Business Result

The business performance of our 5th fiscal year ending in March 2006 resulted in ¥64,612 million for ordinary income, ¥19,409 million for ordinary profit and ¥10,590 million for net profit for the year. As a result, the accumulated earnings was appropriated for the first time from the commencement of the business in the amount of ¥6,089 million after dissolving losses carried forward in the amount of ¥4,501 million. The increase in ordinary income and ordinary profit is due to the steady increase in the transaction of our ATMs through our efforts in expanding tie-up companies, increasing the number of set-up units of ATMs and positively developing advertising activities.

Net profit for the year decreased from the previous year despite the increase in ordinary income and ordinary profit. This is due to taxation factors, although the deferred income tax (¥910 million) related to the losses carried forward etc., was appropriated in favor of an increase in net profit for the previous year, the deferred income tax (¥2,141 million) due to the reversal of the differed tax assets related to the losses carried forward was appropriated against an increase in net profit for the current year and the corporate tax, inhabitant tax and enterprise tax (¥3,870million in total) was newly appropriated for the current year.

(4) Financial Data

《 Assets 》

Total assets amounted to ¥361,338 million. Most of the total assets were the cash and due from bank in the amount of ¥253,117 million, which was necessary for the operation of ATMs. In addition, securities (only Japanese government bonds and corporate bonds guaranteed by Japanese government) amounted to ¥53,571 million which was pledged as collateral for exchange settlement and overdraft transactions with the Bank of Japan, and assets for system development (software and software-related temporary accounts), which occupied most of the fixed assets, amounted to ¥11,153 million.

《 Liabilities 》

Total liabilities were ¥294,257 million. Most the total liabilities was occupied by deposits (other than negotiable certificates of deposits) in the amount of ¥181,770 million of which deposits from individuals and from corporate entities was 52,048 million and ¥128,305 million respectively.

《 Stockholders' equity 》

Total **stockholders' equity** amounted to ¥67, 080 million, of which **capital** stock was ¥61,000 million and retained earnings was ¥6,089 million. The capital adequacy ratio (domestic standard) was 233.56 % (preliminary base.)

(5) Forecast for the Next Fiscal Year Results etc.

In the fiscal year of 2006, we will continue to expand our territory in the ATM business and financial service business.

In the ATM business sector, we plan to increase the number of ATMs to about 12,500 units by expanding ATM set-up areas by covering all areas where Seven-Eleven Japan Co., Ltd., has established a store and by additional installations in already set-up areas. In addition to tie-ups involving the development of new areas as well as in already set-up areas, we plan to further expand our tie-ups with regional banks etc., in areas where Seven-Eleven has not installed any stores yet. We also plan to continue our effort to improve our business promotional activities in an active and effective manner in line with the characteristics of the regions and customers for enhancing the recognition and transaction of our ATM services. By implementing these measures, we forecast that we will be able to increase the annual daily average transaction of our ATMs per unit and the total transaction of our ATMs will increase to 93 cases (+ 5 cases compared to the previous year) and to about 400 million cases (+58 million cases on the same base) respectively.

Furthermore, by expanding the areas where new types of ATMs of which installation began from FY 2005 are available, as well as the financial institutions where IC cards are available at our ATMs, we will strengthen our security function so that our customers will be able to use our ATMs without any concern.

In the financial business sector, we plan to start loans for individuals from around Spring of 2007 in order to meet the needs of our customers. As for the manned branches called, "Everyone's Bank Teller Window" installed within Ito-Yokado stores, we will continue to expand our tie-up companies for the banking business as an agent to banks, thereby taking on our challenge of constructing business models of new financial services.

We forecast that our ordinary income will further increase in FY 2006 thanks to a steady increase in the transaction of our ATMs as a result of further improvement of the ATM business base due to the expansion of tie-ups and development ATMs etc. On the other hand, we expect an increase in depreciation costs, thereby an increase in ordinary expenses due to an increase in active prior investment in construction of a stronger management base such as the development of new types of ATMs and the expansion of financial services and gradually changing our procurement method of ATMs from lease contracts to self-procurement. In addition, we expect an increase in our extraordinary expenses due to the payment of penalties amounting to ¥2.4 billion arising from the renewal of ATMs before the termination of lease contracts. Accordingly, our forecast of financial results for the fiscal year ending March 2007 will be ¥74.1 billion for ordinary income (+14.7% compared with the previous year), ¥19.9 billion for ordinary profit (+2.5% on the same base) and ¥10.4 billion (-0.0% on the same base) for net profits.

(Note) The above forecast has been made by our Company's judgment based on the information available at the time of such judgment. Actual performance may vary from the forecast depending on changes such as economic circumstances and surroundings of the business management in and out of our company.

UNCONSOLIDATED BALANCE SHEETS
The 5th Fiscal Year (As of March 31, 2006)

Millions of yen

Title of Account	Amount	Title of Account	Amount
(Assets)		(Liabilities)	
Cash and due from banks	253,117	**Deposits**	181,770
Cash	222,528	Ordinary deposits	177,981
Due from banks	30,589	Time deposits	3,723
Securities	53,571	Other deposits	65
Japanese Government bonds	47,568	**Negotiable Certificates of Deposits**	15,110
Govt.-guaranteed bonds	6,002	**Borrowed money**	65,000
Other assets	52,846	**Bonds**	15,000
Prepaid expenses	206	**Other liabilities**	17,100
Prepaid pension costs	68	Income taxes payable	4,006
Accrued income	5,706	Accrued expenses	3,125
Derivatives other than for trading	121	Unearned income	26
ATM-related temporary payments	35,127	ATM-related temporary advances	8,833
Software	10,295	Other	1,108
Software-related temporary accounts	858	**Reserve for bonuses**	148
Other	461	**Reserve for retirement benefits for directors and statutory auditors**	128
Premises and Equipment	928	**Total liabilities**	294,257
Land, buildings and equipment	579	**(Stockholders' equity)**	
Guarantee deposits and foregifts	349	**Capital stock**	61,000
Deferred tax assets	920	**Retained earnings**	6,089
Allowance for credit losses		Accumulated earnings	6,089
		Net profit for the year	10,590
		Net unrealized gains (losses) on available-for-sale securities, net of taxes	(8)
		Total stockholders' equity	67,080
Total assets	361,338	**Total liabilities and stockholders' equity**	361,338

Note 1. Amounts less than one million yen are rounded down.

2. Securities with fair market value are carried at their fiscal year-end fair market value (cost of securities sold is calculated using primarily the moving-average method).Net realized gains or losses on these securities, net of taxes, are included in stockholder's equity.

3. Derivatives transactions are carried at fair value.

4. Premises and equipment are depreciated using the declining-balance method. However, depreciation for buildings, other than the fixtures attached to them, is computed using the straight-line method. The Estimated useful lives of major items are as follows.

Buildings: 6～18 years
Equipment: 3～20 years

5. Software utilized by the Bank is depreciated over the period in which it is expected to be utilized (five years).
6. An allowance for credit losses is provided as detailed below in accordance with the Bank's internal standards for write-offs and provisions.
For credits to obligors classified as Normal or In need of caution, defined by "Practical Guidance concerning Verification of Internal Control on Self-Assessment of Assets held by Financial Institutions including Banks, and Audit of Charge-off of and Allowance for Credit Losses" (Report No.4 by the Special Committee on Auditing Banks etc. of the Japans Institute of Certified Public Accountant), credits are classified to the predetermined categories and the allowance for credit losses is provided based on the Bank's estimated rate of credit losses. For credits to obligors classified as Possible bankruptcy obligors, the allowance is provided for estimated unrecoverable amounts determined after evaluating the obligor's financial condition. For credits to obligors classified as Virtually bankruptcy obligors or Legal bankruptcy obligors, the allowance for credit losses is provided in the full amount of such credits, excluding the portion that is estimated to be recoverable due to available security interest and guarantees.
The Bank's Risk Management Office, which is independent from the Bank's other divisions, evaluates all credits with the cooperation of other divisions in accordance with its internal rules for the self-assessment of assets, and its evaluations are audited by the Internal Audit Division which is independent from the Bank's other divisions and the Risk Management Office. The allowance is provided based on the results of these assessments.
7. The Bank records a reserve for bonuses for employees in the amount of estimated bonuses, attributable to the relevant fiscal year.
8. The reserve for employees' retirement benefits is provided for the payment of employees' retirement benefits, in the amount deemed accrued at the fiscal year-end, based on the projected retirement benefit obligation and the fair value of pension plan assets at the fiscal year-end. The Bank appropriated a surplus in "prepaid pension cost," because plan assets exceeded the adjusted balance of "unrecognized prior service costs" and "unrecognized net actuarial difference" under "projected benefit obligation." The following are the methods of appropriation of the prior service cost and net actuarial difference.
Unrecognized prior service cost: Amortized using the straight-line method over 10 years within the employees' average remaining service period at occurrence.
Unrecognized net actuarial difference: Amortized using the straight-line method over 10 years within the employees' average remaining service period commencing from the next fiscal year of occurrence.
9. The reserve for the retirement benefits for directors and statutory auditors is provided in an amount equal to the amount of the aggregate retirement benefits payable if they retire from their positions by the balance sheet date under the Bank's internal guidelines.
10. Finance leases which do not transfer ownership to lessees are accounted for in the same manner as operating leases.
11. Special interest rate swaps are used for some assets/liabilities. Hedge targets are individually identified and interest rate swaps are used as hedging transactions to offset market changes in variable interest rates.
12. National and local consumption taxes for the Bank are accounted for using the tax-excluded method.
13. Accumulated depreciation of premises and equipment: ¥401 million.
14. ATMs etc., computers and peripherals thereof, and a part of other office appliances other than the premises and equipment appropriated on the balance sheets are used by lease contracts.
15. Securities of ¥53,571 million were pledged as collateral for exchange settlement and overdraft transactions with the Bank of Japan.
16. Net Assets per share is ¥54,984.18.

17. Information on fair value, net unrealized gains (losses), etc., of available-for-sale securities is as follows.

Securities with fair value:

Millions of yen

	Acquisition cost	Balance sheet amount	Net unrealized gains(losses)	Unrealized gains	Unrealized losses
Bonds	53,585	53,571	(14)	3	18
Japanese Government bonds	47,587	47,568	(18)	-	18
Government-guaranteed bonds	5,998	6,002	3	3	-
Total	53,585	53,571	(14)	3	18

¥(8) million, which is an aggregate of the above "net unrealized losses" and ¥5 million of "deferred tax assets" are included in "net unrealized gains on stocks etc."

18. Redemption schedule for available-for-sale securities with maturity is as follows.

Millions of yen

	Within 1 year	After 1 year through 5 years	After 5 year through 10 years	After 10 years
Bonds	53,571	-	-	-
Japanese Government bonds	47,568	-	-	-
Government-guaranteed bonds	6,002	-	-	-
Total	53,571	-	-	-

19. The Bank applied "Accounting Standards Relating to the Impairment of Fixed Assets"(Opinion Regarding the Setting of Accounting Standards Relating to the Impairment of Fixed Assets, Business Accounting Deliberation Council, August 9, 2002) and "Fixed Assets Impairment Accounting Guideline" (Corporate Accounting Standard Application Guideline, No.6, October 31, 2003) from fiscal year 2005. There was no impact thereof on" income before income tax.
20. "ATM-related temporary payments" of ¥35,127 million and "ATM-related temporary advances" of ¥8,833 million had conventionally been included in "temporary payments" and "temporary advances," respectively. However, the Bank separately presented these line items from fiscal year 2005 due to the business having become well established after an initial start-up period. Under this change, other temporary payments and other temporary advances were included in "other assets-other" and "other liabilities-other," respectively. As compared to the previous presentation, "other assets-other" increased by ¥51 million and "other liabilities-other" by ¥20 million.

UNCONSOLIDATED STATEMENTS OF INCOME
The 5th Fiscal Year (from April 1, 2005 to March 31,2006)

Millions of yen

Account	Amount	
Ordinary income		64,612
Interest income	78	
Interest and dividends on securities	78	
Interest on deposit with banks	0	
Fees and commissions income	63,973	
Remittance-related fee income	293	
ATM-related fee income	61,957	
Other fees and commissions	1,722	
Other operating income	444	
Gains on financial derivatives	444	
Other ordinary income	116	
Other	116	
Ordinary expenses		45,203
Interest expenses	634	
Interest on deposits	45	
Interest on negotiable Certificates of Deposits	16	
Interest on call money	2	
Interest on borrowed money and rediscount	438	
Interest on bonds	132	
Fees and commissions expenses	4,845	
Remittance-related fees expenses	108	
ATM placement fee expenses	4,556	
ATM-related fee expenses	134	
Other fees and commissions	47	
Other operating expenses	68	
Amortization of bond issuance expenses	68	
General and administrative expenses	39,565	
Other ordinary expenses	88	
Other	88	
Ordinary profit		19,409
Extraordinary gains		15
Gains on reversal of allowance for credit losses	15	
Extraordinary losses		2,823
Losses on disposal of premises and equipment	47	
Losses on disposal of software	1,702	
Other extraordinary losses	1,072	
Income before income taxes		16,601
Current income taxes		3,870
Deferred income taxes		2,141

Net income	10,590
Losses carried forward	4,501
Accumulated earnings	6,089

Note 1. Amounts less than one million yen are rounded down.

2. Net income per share is ¥8,680.89.

3. There is no residual stock.

4. "Other extraordinary losses" consist of ¥633 million for expenses related to the change of our business name, ¥251 million for expenses related to the termination of lease contracts etc., and ¥187 million for additional expenses related to the termination of support contracts of banking business.

UNCONSOLIDATED STATEMENTS OF CASH FLOWS 〔Unaudited〕

The 5th Fiscal Year (from April 1, 2005 to March 31, 2006)

Millions of yen

Category	Amount
I Cash flows from operating activities	
Income before income taxes	16,601
Depreciation of fixed assets	4,311
Net changes in reserve for credit losses	(15)
Interest income	(78)
Interest expenses	634
Net losses on securities transactions (loss)	68
Net losses on disposal of premisis and equipment (loss)	47
Net change in deposits (loss)	56,993
Net change in negotiable certificates of deposit (loss)	(49,890)
Net change in borrowed money, etc. (loss)	25,000
Net change in ATM-related temporary accounts (loss)	(5,587)
Interest received	292
Interest paid	(561)
Other-net	(594)
Subtotal	47,223
Income taxes paid	(10)
Net cash provided by operating activities	47,212
II Cash flows from Investing Activities	
Purchase of securities	(123,394)
Proceeds from maturity of securities	95,500
Purchase of premises and equipment	(214)
Purchase of software	(6,784)
Net cash used in investing activities	(34,892)
III Cash flows from financing activities	
Net cash used in finance activities	−
IV Effect of exchange rate changes on cash and cash equivalents	−
V Net increase in cash and cash equivalents	12,319
VI Cash and cash equivalents at the beginning of the year	240,797
VII Cash and cash equivalents at the end of the year	253,117

Note: 1. Amounts less than one million yen are rounded down.

2. The scope of the fund on the Statement of Cash Flows is "Cash and due from banks" on Balance Sheet.

COMPRISON OF UNCONSOLIDATED BALANCE SHEETS (selected items)

Millions of yen

Title of Account	AS of March 31,2006(A)	AS of March 31,2005(B)	Change(A − B)
(Assets)			
Cash and due from banks	253,117	240,797	12,320
Securities	53,571	26,012	27,559
Prepaid pension cost	68	58	10
Accrued income	5,706	4,347	1,359
ATM-related temporary payments	35,127	—	35,127
Temporary payments	—	26,755	(26,755)
Software	10,295	7,666	2,629
Software-related temporary accounts	858	3,904	(3,046)
Other assets	790	111	679
Premises and equipment	928	663	265
Deferred tax assets	920	3,049	(2,129)
Allowance doe credit losses	(45)	(61)	16
Total assets	361,338	313,305	48,033
(Liabilities)			
Deposits	181,770	124,776	56,994
Negotiable certificates of deposits	15,110	65,000	(49,890)
Borrowed money	65,000	40,000	25,000
Bonds	15,000	15,000	—
ATM-related temporary advances	8,833	—	8,833
Temporary advances	—	6,045	(6,045)
Other liabilities	8,267	5,747	2,520
Reserve for Bonuses	148	121	27
Reserve for retirement benefits for directors and statutory auditors	128	107	21
Total Liabilitdes	294,257	256,797	37,460
(Stockholders' equity)			
Capital Stock	61,000	61,000	—
Retained Earnings	6,089	(4,50 4 1)	10,590

Unappropriate Income for the year	6,089	(4,501)	10,590
Net profit for the year	10,590	10,843	(253)
Net Unrealized Gains on Stocks etc.	(8)	9	(17)
Total stockholders' equity	67,080	56,508	10,572
Total liabilities and stockholders' equity	361,338	313,305	48,033

COMPARISON OF UNCONSOLIDATED STATEMENTS OF INCOME (selected items)

Millions of yen

Title of Account	AS of March 31,2006(A)	AS of March 31,2005(B)	Change(A－B)
Ordinary Income	64,612	47,967	16,645
Interest income	78	26	52
(Interest and dividends on securities)	78	25	53
Fees and commissions income	63,973	47,917	16,056
(ATM-related fee income)	61,957	45,877	16,080
Other operating income	444	—	444
Other ordinary income	116	23	93
Ordinary expenses	45,203	37,892	7,311
Interest expenses	634	446	188
(Interest on deposits)	45	33	12
Fees and commissions expenses	4,845	3,753	1,092
(ATM placement fee expenses)	4,556	3,544	1,012
(ATM-related fee expenses)	134	104	30
Other operating expenses	68	518	(450)
General and administrative expenses	39,565	33,002	6,563
Other ordinary expenses	88	171	(83)
Ordinary profit	19,409	10,075	9,334
Extraordinary gains	15	—	15
Extraordinary losses	2,823	130	2,693
Income before income taxes	16,601	9,944	6,657

Current income taxes	3,870	10	3,860
Deferred income taxes	2,141	(910)	3,051
Net income	10,590	10,843	(253)
Losses carried forward	4,501	15,345	(10,844)
Accumulated earnings	6,089	(4,501)	10,590

COMPARISON OF UNCONSOLIDATED STATEMENTS OF CASH FLOWS

Millions of yen

Category	As of March 31, 2006 (A)	As of March 31, 2005 (B)	Changes (A) − (B)
I Cash flows from operating activities			
Income before income taxes	16,601	9,944	6,657
Depreciation of fixed assets	4,311	3,574	737
Net changes in reserve for credit losses	(15)	50	(65)
Interest income	(78)	(26)	(52)
Interest expenses	634	446	188
Net losses on securities transactions (loss)	68	—	68
Net losses on disposal of premises and equipment (loss)	47	0	47
Net change in deposits (loss)	56,993	2,334	54,659
Net change in negotiable certificates of deposit (loss)	(49,890)	—	(49,890)
Net change in borrowed money (loss)	25,000	35,000	(10,000)
Net change in ATM-related temporary accounts (loss)	(5,587)	(6,632)	1,045
Interest received	292	18	274

Interest paid	(561)	(361)	(200)
Other-net	(594)	1,513	(2,107)
Subtotal	47,223	45,862	1,361
Income taxes paid	(10)	(10)	0
Net cash provided by operating activities	47,212	45,851	1,361
II Cash flows from Investing Activities			
Purchase of securities	(123,394)	(31,998)	(91,396)
Proceeds from maturity of securities	95,500	28,000	67,500
Purchase of premises and equipment	(214)	(145)	(69)
Purchase of software	—	36	(36)
Net cash used in investing activities	(6,784)	(4,675)	(2,109)
	(34,892)	(8,783)	(26,109)
III Cash flows from financing activities			
Net cash used in finance activities			

IV Effect of exchange rate changes on cash and cash equivalents	—	—	—
V Net increase in cash and cash equivalents	—	—	—
VI Cash and cash equivalents at the beginning of the year	12,319	37,068	
VII Cash and cash equivalents at the end of the year	240,797	203,729	37,068
	253,117	240,797	12,320

II.Other Financial Information

Figures less than a unit are rounded off unless indicated.

The following information regarding loans is not provided here as there was no loan balance during the respective fiscal year.

The average balance of loans, loans by remaining period, loans by collateral, loans by use of fund, loans by industries, loans to medium and small sized enterprises, certain oversea loans, deposit-loan ratio, loans to borrowers in bankruptcy, past due loans, accruing loans contractually past due for 3 months or more, restructured loans and the amount of charge-off.

【Main Financial Data】

Millions of yen

	FY2005	FY2004	FY2003	FY2002	FY2001
Ordinary income	64,612	47,967	29,117	11,568	1,906
Ordinary profit	19,409	10,075	3,035	(8,173)	(12,168)
Net income	10,590	10,843	5,027	(8,191)	(12,181)
Capital stock	61,000	61,000	61,000	61,000	61,000
Number of outstanding stocks (Shares)	1,220,000	1,220,000	1,220,000	1,220,000	1,220,000
Net assets	67,080	56,508	45,662	40,658	48,833
Total assets	361,338	313,305	259,676	159,928	127,472
Balance of deposits	181,770	124,776	122,442	75,908	35,489
Balance of loans	—	—	—	—	—
Balance of securities	53,571	26,012	22,002	22,605	16,602
Capital Adequacy Ratio (Unconsolidated)	233.56%* (Preliminary)	182.39%	201.01%	221.39%	300.94%
Dividend payout ratio	—	—	—	—	—
Number of employees (persons)	211	181	145	140	119

* Preliminary

- Directors, temporary staff and part-timers are excluded from the number of employees.
- FY 2001 covers the period from April 10, 2000 to March 31, 2001.

【Gross Profit/Net Operating Profit】

Millions of yen

	FY2005	FY2004	Change
Net interest income	(556)	(420)	(136)
Net fees and commissions income	59,127	44,164	14,963
Net other operating income	375	(518)	893
Gross operating profit	58,946	43,225	15,721
Gross operating profit ratio	72.71%	76.21%	(3.50%)

Net operating profit	19,381	10,172	9,209

・There is neither income from the international business sector nor from trading transactions.

・Gross operating profit ratio is calculated by dividing the Gross operating profit by the Average balance of the fund operating account.

【Average Balances etc. of Fund Operating/Procurement Account】

Millions of yen, %

		FY 2005	FY2004	Change
Fund operating account ①	Average bal.	81,064	56,715	24,349
	Interest	78	26	52
	Yield	0.09	0.04	0.05
Securities	Average bal.	39,337	24,479	14,858
	Interest	78	25	53
	Yield	0.19	0.10	0.09
Due from banks (other than non-interest bearing account)	Average bal.	41,726	32,235	9,491
	Interest	0	0	0
	Yield	0.00	0.00	0.00
Fund procurement account ②	Average bal.	290,699	248,044	42,655
	Interest	634	446	188
	Yield	0.21	0.17	0.04
Deposits	Average bal.	153,984	117,863	36,121
	Interest	45	33	12
	Yield	0.02	0.02	0.00
Negotiable CDs	Average bal.	42,103	65,000	(22,897)
	Interest	16	24	(8)
	Yield	0.03	0.03	0.00
Call money	Average bal.	33,131	22,043	11,088
	Interest	2	1	1
	Yield	0.00	0.00	0.00
Borrowed Money	Average Bal.	46,479	28,136	18,343
	Interest	438	255	183
	Yield	0.94	0.90	0.04
Bonds	Average bal.	15,000	15,000	—
	Interest	132	131	1
	Yield	0.88	0.87	0.01
Fund spread(①Yield−②Yield)		(0.12)	(0.13)	0.01

There are no Fund operating/procurement accounts held by the international business sector.

【Changes of Interest Received/Paid】

Millions of yen

	FY 2005			FT 2004		
	Changes due to balance	Changes due to interest rate	Net change	Changes due to balance	Changes due to interest rate	Net change
Fund operation account	29	22	52	2	(12)	(10)
Securities	29	22	52	1	(11)	(9)
Call loan	—	—	—	(0)	—	(0)
Due from banks (other than non-interest bearing accounts)	0	0	0	0	(0)	(0)
Fund procurement accounts	175	13	188	350	0	351
Deposits	10	0	11	7	0	8
Negotiable certificates of deposits	(9)	1	(7)	2	2	4
Call money	0	0	1	0	(3)	(3)
Borrowed money	173	10	183	249	1	251
Bonds	—	0	0	90	(0)	90

- In cases where both the balance and the rate of interest are factors of changes, the overlapping portion is calculated based on a proportion of the respective changes.
- There is no income from the international business sector.

【Profit Ratio】

%

	FY2005	FY2004	Change
Total assets to ordinary profit ratio	5.26	3.29	1.97
Net Assets to ordinary profit ratio	28.95	19.64	9.31
Total assets to net profit ratio	2.87	3.54	(0.67)
Net Assets to net profit radio	15.80	21.14	(5.34)

【Average Balance of Deposits】

Millions of yen

	FY 2005	FY 2004	Change
Liquid deposits	153,481	117,863	35,618
Time deposits	503	—	503
Negotiable certificates of deposits	42,103	65,000	(22,897)
Total	196,088	182,863	13,225

There is no average balance of deposits held by the international business sector.

【Year-End Balance of Deposits】

Millions of yen

	FY 2005	FY 2004	Change
Liquid deposits	178,047	124,776	53,271
Time deposits	3,723	—	3,723

Negotiable certificates of deposits	15,110	65,000	(49,890)
Total	196,880	189,776	7,104

There is no year-end balance of deposits held by the international business sector.

【Balance of Time Deposit by Remaining Maturities】

Millions of yen

	FY 2005	FY 2004	Change
less than 3 months	391	—	391
3 months – less than 6 months	313	—	313
6 months – less than 1 year	831	—	831
1 year – less than 2 years	207	—	207
2 years – less than 3 years	1,478	—	1,478
3 years and over	500	—	500
Total	3,723	—	3,723

There is no year-end balance in FY 2004.

【Breakdown of General and Administrative Expenses】

Millions of yen

	FY 2005	FY 2004	Change
General and administrative expenses	39,565	33,002	6,563
Personnel expenses	2,487	1,745	742
Non-personnel expenses	34,752	29,785	4,967
Business consignment expenses	14,442	12,092	2,350
Rental expenses (land, buildings and machines)	7,502	6,346	1,156
Depreciation expenses	4,311	3,574	737

【Average Balance of Trading Securities】

Not applicable

【Balance of Securities by Remaining Period】

As of the end of March, 2006 Millions of yen

	Within 1 year	1 – 5 years	5 -10 years	Over 10 years	Total
Japanese Government bonds	47,568	—	—	—	47,568
Local government bonds	—	—	—	—	—
Corporate bonds	6,002	—	—	—	6,002

Stocks	—	—	—	—	—
Other securities	—	—	—	—	—
Foreign bonds	—	—	—	—	—
Foreign stocks	—	—	—	—	—
Total	53,571	—	—	—	53,571

・There is no balance of securities held by the international business sector.

・All corporate bonds are guaranteed by the government.

As of the end of March, 2005

Millions of yen

	Within 1 year	1－5 years	5-10 years	Over 10 years	Total
Japanese Government bonds	19,998	—	—	—	19,998
Local government bonds	—	—	—	—	—
Corporate bonds	—	6,014	—	—	6,014
Stocks	—	—	—	—	—
Other securities	—	—	—	—	—
Foreign bonds	—	—	—	—	—
Foreign stocks	—	—	—	—	—
Total	19,998	6,014	—	—	26,012

・There is no balance of securities held by the international business sector.

・All corporate bonds are guaranteed by the government.

【Average Balance of Securities】

Millions of yen

	FY 2005	FY 2004	Change
Japanese Government bonds	33,341	15,886	17,455
Local government bonds	—	—	—
Corporate bonds	5,995	8,593	(2,598)
Stocks	—	—	—
Other securities	—	—	—
Foreign bonds	—	—	—
Foreign stocks	—	—	—
Total	39,337	24,479	14,858

・There is no average balance of securities held by the international business sector.

・All corporate bonds are guaranteed by the government.

【Year-End Balance of Securities】

Million yen

	FY 2005	FY 2004	Change
Japanese Government bonds	47,568	19,998	27,570

Local government bonds	—	—	—
Corporate bonds	6,002	6,014	(12)
Stocks	—	—	—
Other securities	—	—	—
Foreign bonds	—	—	—
Foreign stocks	—	—	—
Total	53,571	26,012	27,559

・There is no year-end balance of securities held by the international business sector.

・All corporate bonds are guaranteed by the government.

【Deposits to Securities Ratio】

%

	FY 2005	FY 2004	Change
Deposits to securities ratio (Year-end balance)	27.21	13.70	13.51
〃 (Average balance)	20.06	13.38	6.68

$$\text{Ratio} = \left(\frac{\text{Year-end (average) balance of securities}}{\text{Year-end (average) balance of deposits/bonds etc.}} \times 100 \right)$$

【Capital Adequacy Ratio】

millions of yen

			As of the end of FY 2005* (Latest figure)	As of the end of FY 2004	Change
Basic items		(A)	67,080	56,496	10,584
Supplementary items:	General allowance for credit losses		42	61	△ 19
	Other allowance		—	—	—
	Total		42	61	△ 19
	of which included to own capital	(B)	42	61	△ 19
Deduction items:	Amount of capital procurement means of other financial institutions	(C)	—	—	—
Total Qualifying Capital	(A) + (B) − (C)	(D)	67,123	56,557	10,566
Risk assets etc.	On-balance sheet items	(E)	28,673	30,974	△ 2,301
	Off-balance sheet items	(F)	64	35	35
Total	(E) + (F)	(G)	28,738	31,009	△ 2,271
Capital adequacy ratio(Domestic standard) = (D) / (G) ×100			233.56%	182.39%	51.17%

*Preliminary

【Information on Fair Value etc. of Securities】

As of the end of March 2006

Millions of yen

	Acquisition cost	Amount on balance sheet	Net unrealized	Gains	Losses

			gains/losses		
Japanese Government bonds	47,587	47,568	(18)	—	18
Bonds guaranteed by government	5,998	6,002	3	3	—
Total	53,585	53,571	(14)	3	18

There is no balance of securities held by international business sector.

As of the end of March 2005 Millions of yen

	Acquisition cost	Amount on balance Sheet	Net unrealized gains/losses	Gains	Losses
Japanese Government bonds	19,999	19,998	(1)	—	1
Bonds guaranteed by government	5,995	6,014	18	18	—
Total	25,995	26,012	16	18	1

There is no balance of securities held by international business sector.

【Information on Fair Value of Money held in Trust】

Not applicable

【Information on Fair Value of Derivative Transactions】

1. Interest related Transactions

As of the end of March 2006 Millions of yen

Category	Nature		Contract etc.		Fair value	Net unrealized gains(losses)
				Over 1 year		
OTC	Interest rate swap	Receive variable/pay fixed	35,000	35,000	121	121
Total			35,000	35,000	121	121

・The above transactions are valued at market value and unrealized gains (losses) are accounted for the statement for incomes.

・Calculation of fair value: Calculated using the discounted present value model etc.

・The interest rate swap transactions applying special measures are excluded from the above.

As of the end of March 2005 Millions of yen

Category	Nature		Contract etc.		Fair value	Net unrealized gains(losses)
				Over 1 year		
OTC	Interest rate swap	Receive variable/pay fixed	35,000	35,000	(580)	(580)
Total			35,000	35,000	(580)	(580)

・The above transactions are valued at market value and unrealized gains (losses) are accounted for the statement for incomes.

・Calculation of fair value: Calculated using the discounted present value model etc.

2. Currency related Transactions

Not applicable

【Year-End Balance of Allowance for Credit Losses】

Millions of yen

	End of FY 2005	End of FY2004
Allowance for credit losses-general	42	61
Allowance for credit losses-individual	3	—
Specific allowance for certain overseas loans	—	—
Total	45	61

Temporary payments etc., occurring continuously are subject to an appropriation of the general allowance for credit losses based on internal rules.

【Changes of Allowance for Credit Losses during Year】

Millions of yen

	FY 2005	FY 2004
Allowance for credit losses-general	(18)	50
Allowance for credit losses-individual	3	—
Specific allowance for certain overseas loans	—	—
Total	(15)	50

【Status of Asset Assessment 】

Millions of yen

Category of claims	End of FY 2005	End of FY 2004	Changes
Unrecoverable or valueless claims	—	—	—
Doubtful claims	—	—	—
Claims in needs of special caution	—	—	—
Normal claims	35,201	26,756	8,445
Total	35,201	26,756	8,445

The above classification is based on "The Law concerning Emergency Measures for the Financial Functions."

【Details of Corporate Bonds】

millions of yen

Description	Issue date	Issue amount	Issue price	Balance at Beginng of the Term	Amount of increase during the term	Amount of decrease during the term	Term-end balance (Amount to be redeemed within a year)	Interest Rate	Maturity
First series fixed-rate unsecured bonds (Limited to qualified institutional investors	Dec. 10, 2003	15,000	\ 100.00	15,000	—	—	15,000 (—)	% 0.88	Dec. 12, 2008

III.Other Information

【Corporate Profile】 As of the End of March 2007

1. Trade Name: Seven Bank, Ltd.
2. Address of Head Office: 1-6-1 Marunouchi, Chiyoda-ku, Tokyo
3. President: Takashi Anzai
4. Established: April 10, 2001
5. Commencement of Business: May 7, 2001
6. Capital: 61 billion yen
7. Number of Outstanding Stocks: 1.22 million shares
8. Main Shareholders

Name of Shareholders	(Number of Shares Held)	Share
Ito-Yokado Co.,Ltd.	306,361	25.11%
Seven-Eleven Japan Co.,Ltd.	303,639	24.89%
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	60,000	4.92%
York Benimaru Co., Ltd.	55,240	4.53%
Resona Bank, Limited	30,000	2.46%
Sumitomo Mitsui Banking Corporation	30,000	2.46%
The Dai-ichi Mutual Life Insurance Company	30,000	2.46%
Life Foods Co., Ltd.	30,000	2.46%
Hitachi Ltd.	20,000	1.64%
NEC Corporation	20,000	1.64%
Nomura Research Institute, Ltd.	20,000	1.64%
Nippon Life Insurance Company	20,000	1.64%
Meiji Yasuda Life Insurance Company	20,000	1.64%
Mitsui Sumitomo Insurance Co., Limited	20,000	1.64%
Nomura Holdings, Inc.	20,000	1.64%
Nikko Cordial Corporation	20,000	1.64%

* Rounded off to two decimal places

9. Directors and Internal Auditors

President	Takashi Anzai
Managing Director	Masatoshi Wakasugi
Director	Toshiaki Ikeda
Director	Isamu Hirai
Director	Kensuke Futagoishi
Director (Part-time)	Takahide Sakurai
Director (Part-time)	Nobutake Sato
Director (Part-time)	Tdahiko Ujiie
Statutory Auditor	Tanaka Hideo
Statutory Auditor (Part-Time)	Masaharu Hino
Statutory Auditor (Part-Time)	Sachiko Kishimoto

Statutory Auditor (Part-Time) Masayuki Sato

10. Number of Employees: 211 persons (excluding directors, internal auditors, temporary staff and part-timers)

【Organization Chart】 (As of the End of March 2006)



Customers
Osaka System Operation Center
Yokohama System Operation Center
System Planning Office
Support Center
Call Center
Second ATM Support Center
ATM Support Center
Operations Center
Public Relations Section
Legal Section
Planning Section
Compliance Section
Risk Management Section
Financial System Section
Research Section
Funds and Securities Section
Accounting Section
Personnel Section
General Affairs Section
ATM Development Section
Network Development Section
System Development Section
Market Back Office Section
Back Office Planning Section
Customer Consultation Section
Customer Service Planning Section
Cash Inspection Section
ATM Operation Administration Section
Alliance Promotion Section
Retail Premises Business Section
Business Planning Section
New Business Research and Development Section
Financial Business Development Section
Planning Division
Risk Management Office
Research Division
General Affairs Division
System Division
Operations Division
Customer Service Division
ATM Administration Division
Business Promotion Division
Business Development Division
Internal Audit Division
Compliance Committee
ALM Committee
Risk Management Committee
System Planning and Development Committee
Management Committee
Executive Committee: President
Human Resources and Remuneration Committee
Board of Directors' Meeting
Statutory Auditors' Meeting

《Names of the general managers of each division》

Division	Name of General Manager
Internal Audit Division	Yuji Akita
Planning Division	Isamu Hirai (Director)
Risk Management Office	Masatoshi Wakasugi (Managing Director)
Research Division	Haruyuki Inao
General Affairs Division	Nobuo Shirai
System Division	Toshiaki Ikeda (Director)
Operations Division	Kazuhiko Matsushita
Customer Service Division	Naoki Yamazaki
ATM Administration Division	Tsutomu Yamazaki

Business Promotion Division	Kensuke Futagoishi (Director)
Business Development Division	Yasuaki Funatake

【Risk Management System】

The Bank has designed our risk management system in order to promote financial soundness and operational efficiency through the proper monitoring and management of the specific type of risks that we face in conducting our business. Our board of directors has established a "Fundamental Risk Management Policy" that governs such matters as the overall bank-wide risk management policy, risk management policy regarding each specific type of risk and internal structures and systems for the management of risk. Based upon the Fundamental Risk Management Policy, our Executive Committee has established detailed rules and regulations governing our day-to-day risk management measures.

Our internal risk management structure includes a Risk Management Office, which is responsible for supervising overall bank-wide risk management activities, a Specific Risk Management Division corresponding to each type of risk and an Internal Audit Division to perform internal audits. In addition, we have also established a Risk Management Committee and an Asset-Liability Management (ALM) Committee to act as advisory bodies to our Executive Committee with respect to risk management issues.

■ Credit Risk Management System

Our risk management policies relating to credit risk are governed by our Fundamental Risk Management Policy and by the Credit Risk Rules established thereunder by our Executive Committee. Currently, our risk management activities are limited to ATM remittance business, ALM management of the interbank deposits placed with top rated correspondent financial institutions, lending of funds in the call-money market and ATM-related temporary payment amounts due to us from correspondent financial institutions. In addition, we perform self-assessment of assets quality and establish an allowance of credit losses in accordance with our self-assessment guidelines, our reserve guidelines and related internal rules and procedures.

■ Market Risk Management System

Our risk management policies relating to market risk are governed by our Fundamental Risk Management Policy and by the Market Risk Rules established thereunder. Our market Risk Rules establishes limits on the maximum level of funds at risk, market position limits and loss allowance limit. Our Risk Management Office monitors and measures our market risk on a daily basis in light of these limits and reports the results to our management. Our risk management operations are also based in part on the monthly reports of our ALM Committee regarding our market risk position, expected trends in the interest rate environment and other matters

■ Liquidity Risk Management

Our risk management policies related to liquidity risk are governed by our Fundamental Risk Management Policy and by the Liquidity Risk Rules established thereunder. Our Liquidity Risk Rules establish limits regarding the cash gaps that arise from difference between the duration of invested funds and our current cash needs. Our Risk Management Office monitors and measures our liquidity risk on a daily basis in light of these limits and reports the results to our management. In addition, we have adopted contingency plans regarding measures to be invoked in times of liquidity emergencies in order to facilitate timely and flexible bank-wide responses to different types of liquidity risk threats. As addtional measures designed to ensure sufficient liquidity even in times of emergency, we have secured a number of commitment lines and we limit our investment to high liquid instruments, primarily government bonds and deposits.

▫ Operational Risk Management

As a bank whose business consists primarily of the execution of transactions, mainly through our network of ATMs, that do not involve person-to-person interaction, our Operational Risk Management Rules as well as detailed operational regulations established thereunder reflect this special nature of our business and have been designed to ensure accuracy and appropriateness in our administrative operations. To prevent the opening of fraudulent accounts and money laundering related abuse of our accounts, we have independently adopted, and we strictly enforce, our own internal identity verification procedures applicable to customers when they apply to open new accounts. Through our ATM call centers/telephone centers, we field customer inquiries and complaints on a year-round basis. Furthermore, self-examinations by each division/center and internal audits by the Internal Audit Division are periodically executed in order to prevent operational errors/injustice.

▫ System Risk Management

Our basic policies for the management of system risk are set forth in the System Risk Rules. In developing and operating our system in accordance with the Rules, we seek to improve the efficiency of our systems development, the quality of the services we provide, and the safety and soundness of our system. In designing our system to protect against system risk, we have made maximum use of the most up-to-date information technology available, we have incorporated one or more layers of redundancy in our network and our hardware to help protect against system failures and natural disasters, and we have established backup systems designed to engage in the event of an emergency. Our library of programs and files are copied onto backup systems as appropriate based on their relative importance to our operations, and such backup data are kept in off-site storage facilities as a further precaution against unforeseen events.

We also take the utmost care in managing and protecting the data records on our systems, including measures such as the use of firewalls to block unauthorized access to our systems, monitoring access to systems 24 hours a day 365 days a year, encrypting all electronic transactions with our customers, and employing anti-virus throughout our systems. To gain our customers faith in the safety and soundness of our systems, we have also established a contingency plan to govern our response to a major system failure or natural disaster and we conduct periodic training sessions based on this contingency plan.

【Compliance System】

We consider compliance with applicable laws and social norms to be a fundamental prerequisite for earning the trust of our customers. We are also aware that, as a banking institution, we have certain important public duties and significant social responsibilities. With these concerns in mind, we have developed the practices described below to help ensure proper compliance, one of the most important responsibilities of our management.

Compliance System

We appoint a compliance officer to each of our internal divisions, with a duty to supervise compliance efforts and to serve as a point-person whom others in that division may approach to discuss compliance –related complaints and other problems. Our Risk Management Office, led by the officer in charge, works with each of our internal divisions to improve accountability and responsibility to self-help and reciprocal monitoring as a means of creating an organizational environment with an inherent self-monitoring function. Our Internal Audit Division conducts independent internal audits of our compliance system on a bank-wide basis. In addition, our Compliance Committee, which acts as an advisory body to our Executive Committee, reviews and evaluates all significant compliance issues as they arise.

Compliance Program

We establish a specific compliance program for each fiscal year that sets out the compliance activities to be performed during that year. The measures to be undertaken in any given fiscal year are set forth in that year's compliance program. Our board of directors reviews and evaluates the progress and practical results of our compliance activities under the compliance program for the relevant year and, based on such reviews and evaluations, designs and adopts the compliance program for the following year.

Compliance Manual

To enhance compliance, we publish a compliance manual that is distributed internally to all of our employees. We revise and update our compliance manual as appropriate to reflect amendments and changes to applicable laws and regulations. In order to emphasize the importance and ensure that our employees are familiar with our compliance manual, we also undertake compliance training sessions within each division in accordance with the then-applicable compliance program.

NEWS RELEASE

セブン銀行

Public Relations Section Planning Division
Marunouchi Center Building 6-1, Marunouchi 1-chome
Chiyoda-ku, Tokyo 100-0005 Japan

May 8, 2006

Announcement Of Changes in the Organization and its Personnel

Seven Bank announces today that the company has decided on the following measures: 1) change in organization and directors, 2) introduction of the executive officer system, and 3) a new management setup pursuant with the decisions stated above at the board meeting held on May 8, 2006. Executive officers will officially assume their offices after receiving approval at the ordinary general meeting of shareholders, to be held on June 16, 2006.

<Change in the Organization>

Scheduled date May 15, 2006

Newly established divisions and renaming of divisions:

1. "Statutory Auditor's Office", "Treasury Office", and "Human Resources Division" have been newly established.
2. "Inspection Division" and "Business development Division (Jigyou Kaihatsu-bu in Japanese)" have been renamed as the "Internal Audit Division" and "Business Development Division (Gyoumu Kaihatsu-bu in Japanese)", respectively.

<Change in Personnel>
Scheduled date May 15, 2006

Transfer of Directors

Name	New Appointment	Previous Appointment
Kensuke Futagoishi	Director and General Manager of Planning and Business Promotion Division	Director and General Manager of Business Promotion Division
Isamu Hirai	Director	Director and General Manager of Planning Division

Note: Isamu Hirai will take up post as an Executive officer and General Manager of Planning Office, Planning Division of Seven-Eleven Japan Co., Ltd. on May 18, 2006.

Transfer of General Managers

Name	New Appointment	Previous Appointment
Yuji Akita	General Manager of Internal Audit Division	General Manager of Inspection Division
Nobuo Shirai	General Manager of General Affairs and Human Resources Division	General Manager of General Affairs Division
Nobuhito Motegi	General Manager of Treasury Office	General Manager of Assistant General Affairs Division
Yasuaki Funatake	General Manager of Business Development Division	General Manager of Business Development Division

Scheduled date June 16, 2006

Planned transfer of Director
Director: Masatoshi Wakasugi (currently serving as Managing Director)

Newly appointed Executive Officers

Title	Name	Division
President and Executive Officer	Takashi Anzai	
Senior Managing Executive Officer	Masatoshi Wakasugi	General Manager of Risk Management Office
Managing Executive Officer	Toshiaki Ikeda	General Manager of System Development Division
Executive Officer	Kensuke Futagoishi	General Manager of Planning and Business Promotion Division
Executive Officer	Nobuo Shirai	General Manager of General Affairs and Human Resources Division
Executive Officer	Yasuaki Funatake	General Manager of Business Development Division

[Contact]
Public relations, Planning Division of Seven Bank TEL: +81-3-3211-3041

<Reference>

- **New Management Setup**

The management setup stated bellow is to be organized at the board meeting following the shareholders meeting, scheduled for June 16, 2006.

Directors and Statutory Auditors

Title	Name
President	Takashi Anzai
Director	Masatoshi Wakasugi
Director	Toshiaki Ikeda
Director	Kensuke Futagoishi
Director (Part-time)	Takahide Sakurai
Director (Part-time)	Nobutake Sato
Director (Part-time)	Tadahiko Ujiie
Director (Part-time)	Isamu Hirai
Statutory Auditor	Hideo Tanaka
Statutory Auditor	Masaharu Hino
Statutory Auditor	Sachiko Kishimoto
Statutory Auditor	Masayuki Sato

Note: Directors Takahide Sakurai, Nobutake Sato, and Tadahiko Ujiie are external directors.

Executive Officers

Title	Name	Division
President and Executive Officer	Takashi Anzai	
Senior Managing Executive Officer	Masatoshi Wakasugi	General Manager of Risk Management Office
Managing Executive Officer	Toshiaki Ikeda	General Manager of System Development Division
Executive Officer	Kensuke Futagoishi	General Manager of Planning and Business Promotion Division
Executive Officer	Nobuo Shirai	General Manager of General Affairs and Human Resources Division
Executive Officer	Yasuaki Funatake	General Manager of Business Development Division

New organization chart and the name of General Managers of each division*

*Scheduled for May 15, 2006


Customers
Accounting Section
Public Relations Section
New Business Section
Business Planning Section
Secretary Section
Management Planning Section
Planning Division
Legal Section
Compliance Section
Risk Management Section
Risk Management Office
Financial System Section
Research Section
Research Division
General Affairs Section
General Affairs Division
Welfare Section
Employment & Education Section
Personnel Section
Human Resource Division
Treasury Office
Osaka System Operation Center
Yokohama System Operation Center
System Planning Office
ATM Development Section
Network Development Section
System Development Section
System Development Division
Operations Center
Market Back Office Section
Back Office Planning Section
Operations Division
Support Center
Call Center
Second ATM Support Center
ATM Support Center
Customer Consultation Section
Customer Service Planning Section
Customer Service Division
Cash Inspection Section
Asset Administration Section
ATM Operation Administration Section
ATM Administration Division
Alliance Promotion Section
Marketing Section
Business Promotion Division
Research and Development Section
Product Development Section
Business Source Development Section
Business Development Division
Internal Audit Division
Compliance Committee
ALM Committee
Risk Management Committee
System Planning and Development Committee
Management Committee
Executive Committee: President
Human Resources and Remuneration Committee
Board of Directors' Meeting
Statutory Auditors' Meeting

General Manager of Internal Audit Division	Yuji Akita
General Manager of Planning Division	Kensuke Futagoishi (Director)
General Manager of Risk Management Office	Masatoshi Wakasugi (Director)
General Manager of Research Division	Akiyuki Inase
General Manager of General Affairs Division	Nobuo Shirai
General Manager of Human Resource Division	Nobuo Shirai *interlocking positions
General Manager of Treasury Office	Nobuhito Motegi
General Manager of System Development Division	Toshiaki Ikeda (Director)
General Manager of Operation Division	Kazuhiko Matsushita
General Manager of Customer Service Division	Naoki Yamazaki
General Manager of ATM Administration Division	Tsutomu Yamazaki
General Manager of Business Promotion Division	Kensuke Futagoishi *interlocking positions
General Manager of Business Development Division	Yasuaki Funatake

END